Exhibit 99.1

Safe Harbor "Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, the prevailing market price for ASML shares, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Agenda ASML overview Technology Financial performance Financial summary Outlook

ASML overview The world's leading supplier of lithography equipment Revenue 2006 ~ &128;3.6 B Market cap ~ &128;10 B Employees Q3 '07 ~ 6400 Key facts: Headquarters: Veldhoven, the Netherlands Ranked in the top 3 for customer satisfaction for the 5th consecutive year

Technology

ASML: leading in technology Newest generation immersion tool shipping in volume New KrF machine announced i-Line record performance in volume manufacturing Providing highest Value Of Ownership for leading edge mid critical non-critical machines

Immersion TWINSCAN XT:1900i

- Significant volume ramp of TWINSCAN XT:1900i in its first quarter of introduction
- Shipped 12 immersion tools in Q3 including 6 XT:1900i systems
- Only machine capable of printing features in sub 40 nm production
- XT:1900i ordered for 45 nm volume Flash and 55 nm volume DRAM manufacturing



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ASML

KrF ArF dry ArF wet I line East 6 29 61 4 West North Immersion leadership continues Booked 22 TWINSCAN XT:1900i in Q3 2007 35 immersion machines in backlog valued at &128; 1,084 million or 61% of total backlog Shipped 12 immersion tools in Q3 to 8 customers including 4 systems to Japan ASML reiterates its plan to ship about 35 immersion machines in 2007 Backlog in value ArF Immersion is 61 % of backlog i-Line 4% KrF 6% ArF dry 29%

Leadership in KrF XT:1000 Instrumental in market share gain Unique litho tool allowing expansion of cost effective KrF processing and KrF market share gain for ASML The only KrF machine capable of printing 80 nm features First system is planned to ship mid 2008

i-Line turbo charged ASML's latest XT:400/450 i-Line systems help drive Flash and DRAM chip cost down through cost-effective processing of non- critical layers in today's most advanced fabs Setting throughput records A record output of 3,596 wafers in a single day! DRAM customer achieves 1 million wafers per year on a single tool - averaging 2,700 wafers per day for 365 consecutive days!

EUV: preparing for the future EUV will take the industry to imaging of features at 22 nm and below ASML's leading technology position confirmed as a 4th customer for a next generation EUV system is identified Delivery of pre-production systems is planned to start late 2009 Delivery of pre-production systems is planned to start late 2009 Delivery of pre-production systems is planned to start late 2009 Delivery of pre-production systems is planned to start late 2009 Delivery of pre-production systems is planned to start late 2009 Delivery of pre-production systems is planned to start late 2009

Financial performance

Bookings and backlog performance Bookings Bookings momentum set by leading edge technology investments by Flash customers - 50% in revenue Booked 40 systems in Q3, valued at &128; 857 million with a record average selling price of &128; 23.5 million for new systems Backlog 90% of the value is for ArF systems, dry + wet Backlog increased to &128; 1,769 million

Stable revenue performance, loose bookings correlation Robust results with 6 quarters of over &128; 900 Million revenue, while Memory prices changed dramatically Order intake varied between 30 and 95 litho systems per quarter Recurring operating margin is between 22.2% and 26.2%

Q3 business performance Strong Q3 top line revenue of &128; 940 million Solid margin performance with gross margin of 41.2% Operating margin of 22.4% Cash generation &128; 169 million from operations Backlog increased to &128; 1,769 million

Improving shareholder value Capital repayment program ASML returned over &128; 1 billion to shareholders (&128; 2.04 per share) in combination with a reverse stock split 8 for 9 shares Convertible bond 88% of the outstanding convertible subordinated bond due 2010 has been converted by bondholders Since May 2006, ASML returned &128; 1,845 million to shareholders In the last 18 months ASML reduced the number of shares by 104 million or 18% on a dilutive basis Current amount of outstanding shares is 440,752,737

Improving shareholder value going forward Policy for cash return ASML's commitment to return excess cash to shareholders continues ASML maintains a target gross cash liquidity buffer of &128; 1 billion to &128; 1.5 billion ASML will start a new share buy-back program of max 14 million shares to cover for outstanding employees stock options ASML is calling today the remainder of the outstanding 2010 bonds for redemption on November 7

Financial summary

2003 2004 2005 2006 2007 Q1 318 453 685 629 960 Q2 329 616 763 942 935 Q3 370 611 533 958 940 Q4 526 785 548 1065 Total revenues M&128; 526 370 329 318 785 611 616 453 548 533 763 685 629 1,543 2,465 2,529 942 958 1068 3,597 960 935 940

Memory Foundry IDM R&D East 72 5 23 5 West North Revenue breakdown in value: Q3 2007 Type Technology TWINSCAN 97% Other systems 3% Region End-use Foundry 5% Memory 72% IDM 23% KrF 17% i-Line 9% Others TWINSCAN Stp 3 97 West North KrF ArF dry ArF immersion I line East 17 34 40 9 West North ROW U.S.A Europe Taiwan Korea China Japan Stp 6 25 14 24 19 0 12 West North USA 25% Taiwan 24% Korea 19% Japan 12% Europe 14% ROW 6% Units TWINSCAN Others 54 5 ArF KrF i-line 27 14 18 Numbers have been rounded for readers' convenience ArF immersion 40% ArF dry 34%

Profit & Loss statement M&128; Numbers have been rounded for readers' convenience

Key financial trends 2006 - 2007 Numbers have been rounded for readers' convenience

Cash flow M&128; Numbers have been rounded for readers' convenience

Balance sheet as of Sep 30, 2007 M&128; Numbers have been rounded for readers' convenience * Capital repayment &128;1,012 million due 4 October 2007

Backlog as of Sep 30, 2007 69% of backlog or &128; 1,224 million system sales carry Q4 '07 + Q1 '08 shipment dates Q3 net bookings of 40 systems with a value of &128; 857 million including 35 new tools with a record ASP of &128; 23.5 million Note: Due to possible customer changes in delivery schedules and to cancellation of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period New Systems Used Systems Total Systems Backlog M&128; 1,737 M&128; 32 M&128; 1,769 M&128; 20.7 M&128; 5.3 M&128; 19.7 Backlog Backlog 84 90 Units Value ASP Numbers have been rounded for readers' convenience 6

Backlog: value and litho units Backlog Jan 03 Mar 03 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 Backlog units Backlog value M&128;

Memory IDM Foundry R&D East 67 22 11 0 West North KrF ArF dry ArF wet I line East 6 29 61 4 West North Backlog lithography in value per Sep 30, 2007 Total value &128; 1,769 million Type Technology TWINSCAN 98% Other systems 2% i-Line 4% ArF immersion 61 % Region End-use Foundry 11% Memory 67% IDM 22% KrF 6% ArF dry 29 % Numbers have been rounded for readers' convenience Steppers Others TWINSCAN Stp 0 2 98 West North Singapore U.S.A Europe Taiwan Korea Other Japan Stp 0 22 13 16 35 6 8 West North USA 22% Taiwan 16% Korea 35% Other 6% Europe 13% Japan 8%

Outlook

Q4 2007 outlook ASML expects to ship 55 systems ASP for new + refurbished systems expected to be &128; 15.0 million Gross margin between 40 - 41% R&D is expected at &128; 125 million net of credit SG&A will remain at &128; 56 million

Market conditions - ASML growth drivers Short term: Flash Improving order trend led by Flash memory Ongoing capacity additions at 55 nm node 4 and 8 Gb Flash densities require 45 nm imaging Strong Flash unit growth expected Mid term: DRAM DRAM invests in immersion for 55 nm for higher density chips Installing immersion to reduce cost as price pressure continues Reduced DRAM unit growth expected Cost-driven factory conversions from 200 to 300 mm wafers Long term: Foundries Year ending utilization rates are high Litho purchases required to support industry growth

2007 - 2008 Outlook Q4 order intake will exceed Q3 bookings Potential for revenues over the first 3 quarters of 2008 to exceed the first 3 quarters of 2007

Commitment